Mail Stop 3651

March 23, 2006

Mr. D. Richard Thompson
Chairman
Aegis Asset Backed Securities Corporation
3250 Briarpark, Suite 400
Houston, Texas 77042

Re: **Aegis Asset Backed Securities Corporation**
      Registration Statement on Form S-3
      Amendment No. 1 filed March 10, 2006
      File No. 333-132108

Dear Mr. Thomspon,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Please note that a takedown off of a shelf that involves assets, structural features,
   credit enhancement or other features that were not described as contemplated in the
   base prospectus will usually require a new registration statement, if to include
   additional assets, or a post-effective amendment. Please also note Securities Act Rule

409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or not reasonably available. Please revise the base prospectus to describe the assets, structural features and/or credit support reasonably contemplated to be included in an actual takedown.

2. We note your response to prior comment 3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Derivative Instruments, page 80

3. Either delete your reference to the credit default swaps, or provide us with your legal analysis to how this derivative would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please include in your analysis the mechanics involved in the credit default swap you contemplate including in the pool assets. Refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

4. Please provide us with more information on how the market value swaps operate. For example, are the market value swaps referenced to the value of one or more of the mortgage loans or other assets included in the trust fund or to a class of offered securities? In the proposed mandatory auction procedure, how would a market value swap ensure that the original investors would receive at least par at the time of tender? Please also briefly address how the market value swap meets the definition of asset-backed security. Refer to Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905).

5. In addition, please provide more background information regarding the transfer of securities to investors in the mandatory auction procedure. How will the transfer take place and which parties will be involved in the transfer? Also, specifically address how the securities are primarily serviced by the cash flows of a discrete pool of receivables, as it appears the proceeds from the auction will be used to pay off the original securities.

6. We note that you contemplate investors tendering their securities in a mandatory auction. Please confirm that the administrator used in the mandatory auction will be completely independent of the depositor, underwriter or their affiliates.

* * * * *

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3814.

Regards,

Sara W. Dunton
Senior Attorney

cc: Via Facsimile
        Edward E. Gainor
        McKee Nelson LLP
        (202) 775-8586